FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July	, 2007
CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	X	No
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
CANON INC. TO ACQUIRE OWN SHARES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date July 31, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Canon Inc. to Acquire Own Shares

July 31, 2007
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]
Inquiries: Masahiro Osawa Managing Director, Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Canon Inc. to Acquire Own Shares
(Under the provisions of its Articles of Incorporation
pursuant to paragraph 2, Article 165, of the Corporation Law of Japan)
At the Board of Directors meeting held on July 31, 2007, Canon Inc. (the Company) resolved to acquire its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, as follows.

1.	Reason for acquisition of own shares
The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2.	Details of acquisition
	1. Type of shares to be acquired:	Shares of common stock
	2. Total number of shares to be acquired:	Up to 17 million shares (Equivalent to 1.3% of outstanding shares)
	3. Total cost of acquisition:	Up to 100 billion yen
	4. Period of acquisition:	From August 1, 2007 to August 31, 2007

(Reference) Possession of treasury stock as of June 30, 2007
	Number of outstanding shares (Excluding treasury stock)		1,300,594,923 shares
	Number of treasury stock		32,993,191 shares